Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Apollo Senior Floating Rate Fund Inc.

File No. 333-254419

Date: July 22, 2021

9 West 57th Street

43rd Floor

New York, NY 10019

(212) 822-0625

YOUR PARTICIPATION IS IMPORTANT

You have until August 8, 2021, at 11:59 p.m. Eastern Time to vote your shares.

PLEASE VOTE TODAY.

Dear Apollo Senior Floating Rate Fund Inc. Holder:

According to our latest records, your proxy vote relating to the Apollo Senior Floating Rate Fund Inc. (“AFT”) Special Meeting of Shareholders has not yet been received. As you may know, the Board of Directors of AFT has approved and recommends the reorganization of AFT into another Apollo-advised closed-end fund, Apollo Tactical Income Fund Inc. (“AIF”), and you are being asked to vote to approve the reorganization.

A comparison of the two funds can be found in the Joint Proxy Statement/Prospectus dated May 18, 2021 that is enclosed with this letter and available at www.apollofunds.com/apollo-funds-shareholder-meetings. As described in the Joint Proxy Statement/Prospectus, the reorganization may lower the total annual expense ratio for shareholders of each fund and improve certain operating and administrative efficiencies that will result from the larger size of the combined fund.

AFT appreciates your investment and asks for your vote on the following items:

Proposal 1(A)	The reorganization of AFT into AIF, including the transfer of all of the assets of AFT to AIF, the deregistration of AFT as an investment company pursuant to the Investment Company Act of 1940, as amended, and the dissolution of AFT under Maryland law.	Vote FOR
Proposal 1(B)	In the event that the proposed Reorganization fails to obtain the necessary stockholder votes, the amendment of AFT’s fundamental investment restriction with respect to making loans.	Vote FOR

If you have any questions about the reorganization, please do not hesitate to contact our Investment Relations Manager, Elizabeth Besen by calling (212) 822-0625 or sending an email to ebesen@apollo.com.

HOW TO VOTE

Voting instructions were previously sent to you via mail and/or email, and may have come from your broker if you hold your shares in a brokerage account. The instructions contain your unique Proxy Control Number.

If you have access to your Proxy Control Number, you may vote your shares directly by visiting https://www.proxyvote.com or calling 1-800-454-8683.

If you did not receive or cannot locate your Proxy Control Number, please call our proxy solicitor Alliance Advisors toll free at 855-200-8397 for assistance.

If you have recently mailed your proxy card or cast your vote by phone or internet, please accept our thanks and disregard this request.

Sincerely,

Joseph D. Glatt

Chief Legal Officer